■ EX-99.1
RESPONSE TO THE REQUESTED DISCLOSURE FROM KRX
Regarding POSCO’s plan for construction integrated steel mill in Vietnam
POSCO has singed MOU with Vinashine, a national shipbuilder, to review the business for the construction of the integrated steel mill in Vietnam on May 23, 2007. MOU is for the mutual cooperation of market research, raw material and land acquisition etc.
The Company is reviewing the construction plan, but nothing has been specifically determined yet. When any other decision is made, the disclosure will be made within 6 months.
• Date of disclosure related with: May 23, 2007